

Media Contact:
Mike Barone
713-275-8243
mbarone@greenbank.com

Investor Relations:
713-275-8220
investors@greenbank.com

PRESS RELEASE
FOR IMMEDIATE RELEASE

Green Bancorp, Inc. Reports Third Quarter 2017 Financial Results

<u>**2017 Third Quarter Highlights**</u>

- **Third quarter 2017 net income totaled $11.4 million, or $0.31 per diluted common share**

- **Return (annualized) on average assets was 1.10% for Q3 2017**

- **Efficiency ratio of 50.59% for Q3 2017**

- **Net interest margin increased to 3.65% for Q3 2017, from 3.63% in Q2 2017**

<u>**2017 Third Quarter Highlights (Non-GAAP)**</u>

- **Pre-tax pre-provision return on average assets was 1.88% for Q3 2017**

- **Return (annualized) on average tangible common equity was 12.74% for Q3 2017**

- **Tangible book value per common share increased to $9.93**

Houston, TX – October 25, 2017 – Green Bancorp, Inc. (NASDAQ: GNBC), the bank holding company ("Green Bancorp" or the "Company") that operates Green Bank, N.A. ("Green Bank"), today announced results for its third quarter and nine months ended September 30, 2017. The Company reported net income for the quarter of $11.4 million, or $0.31 per diluted common share.

Manny Mehos, Chairman and Chief Executive Officer of Green Bancorp, said, "I am pleased with our performance this quarter as we delivered solid financial metrics despite a challenging environment as Hurricane Harvey caused widespread flooding that devastated numerous local neighborhoods and proved to be a life changing event for many Houstonians. Though the damage was extensive, it was largely confined to residential real estate and smaller, local businesses with the core of the Houston economy, and the foundation of the city, retaining its ability to recover quickly. In fact, Houston is getting back to normal and we expect the local economy to improve as FEMA and insurance monies flow in and the process of rebuilding the areas that suffered damage gets underway."

Geoff Greenwade, President of Green Bancorp and Chief Executive Officer of Green Bank, commented, "Loan growth declined in the third quarter due to three factors. First, Hurricane Harvey resulted in a sharp, temporary deceleration in business activity. Second, Harvey necessitated a detailed impact analysis of the borrowers in the affected areas. This effort took the remainder of the quarter and significantly impacted the Bank's new loan production. Third, we successfully reduced our Commercial Real Estate exposure to under 300% of regulatory capital, which we achieved in August and ended the third quarter at 288%. The challenge, however, was to restart our CRE lending business in the midst of Hurricane Harvey which proved slow. Looking forward, we remain confident that the Bank will return to loan growth in the fourth quarter and reiterate our outlook for 7-9% loan growth in 2018."

Results of Operations - *Quarter Ended September 30, 2017 compared with Quarter Ended June 30, 2017*

Net income for the quarter ended September 30, 2017 was $11.4 million, a decrease of $1.5 million, or 11.6%, compared with $12.9 million for the quarter ended June 30, 2017. Net income per diluted common share was $0.31 for the quarter ended September 30, 2017, compared with $0.35 for the quarter ended June 30, 2017. Returns on average assets and average common equity, each on an annualized basis, for the three months ended September 30, 2017 were 1.10% and 9.90%, respectively. Green Bancorp's efficiency ratio, which represents noninterest expense divided by the sum of net interest income and noninterest income, was 50.59% for the three months ended September 30, 2017. The Company recorded a provision for loan losses of $2.3 million, which included $1.0 million in general reserves due to increases in qualitative factors and the loss migration component, $1.0 million in specific reserves and the remainder to acquired loans.

Net interest income before provision for loan losses for the quarter ended September 30, 2017 increased 2.8% or $1.0 million, to $36.3 million, compared with $35.3 million for the quarter ended June 30, 2017. The increase in net interest income was primarily due to an increase of $1.1 million, or 2.8%, in interest earned on loans due to a 9 basis point increase in the average yield and an increase of $409 thousand, or 10.4%, in interest earned on securities due to a $33.5 million, or 4.9%, increase in the average balance and a 10 basis point increase in the average yield, offset by the increases of $272 thousand in interest expense on interest bearing demand and savings due to a 8 basis point increase in the average rate, and $256 thousand in interest expense on certificates and other time deposits due to a $34.3 million increase in the average balance. The net interest margin for the quarter ended September 30, 2017 of 3.65% increased from 3.63% for the quarter ended June 30, 2017.

Noninterest income for the quarter ended September 30, 2017 was $3.4 million, a decrease of $2.3 million, or 40.5%, from $5.7 million for the quarter ended June 30, 2017. The decrease was primarily due to a $1.5 million increase in net loss on held for sale loans, a $626 thousand increase in net loss on sale of available for sale securities and a $508 thousand decrease in derivative income, offset by a $424 thousand increase in gain on sale of guaranteed portion of loans.

Noninterest expense for the quarter ended September 30, 2017 was $20.1 million, an increase of $456 thousand, or 2.3%, from $19.6 million for the quarter ended June 30, 2017. The increase was primarily due to a $432 thousand increase in professional and regulatory fees and small changes in other expense categories.

Loans held for investment at September 30, 2017 were $3.1 billion, a decrease of $51.6 million, or 1.7%, when compared with June 30, 2017. The decrease is primarily due to a $40.5 million reduction in commercial real estate loans and a $8.1 million reduction in construction and land loans. At September 30, 2017, energy loans totaled $70.8 million, or 2.3% of total loans, excluding loans held for sale.

Loans held for sale at September 30, 2017 were $17.7 million, a decrease of $357 thousand, or 2.0%, compared with $18.0 million at June 30, 2017. The loans held for sale include $15.5 million in energy loans.

Deposits at September 30, 2017 were $3.4 billion, an increase of $47.8 million, or 1.4%, compared with June 30, 2017. The net increase is comprised of an increase of $59.2 million in interest-bearing transaction and savings deposits, offset by a $12.0 million decrease in time deposits. Average deposits increased $9.5 million, or 0.3%, for the quarter ended September 30, 2017, compared with the prior quarter.

Asset Quality - *Quarter Ended September 30, 2017 compared with Quarter Ended June 30, 2017*

Nonperforming assets totaled $92.6 million, or 2.23% of period end total assets, at September 30, 2017, an increase of $17.1 million compared to $75.5 million, or 1.80% of period end total assets, at June 30, 2017, primarily due to downgrades of $14.6 million in energy loans held for sale. Accruing loans classified as troubled debt restructures and included in the nonperforming asset totals were $18.3 million at September 30, 2017, compared with $7.6 million at June 30, 2017. Real estate acquired through foreclosure totaled $802 thousand at September 30, 2017.

The allowance for loan losses was 1.09% of total loans at September 30, 2017, compared with 1.02% of total loans at June 30, 2017. At September 30, 2017, the Company's allowance for loans losses to total loans, excluding acquired loans that are accounted for under ASC 310-20 and ASC 310-30 and their related allowance, was 1.29%. Further, the allowance for loan losses plus acquired loan net discount to total loans adjusted for acquired loan net discount was 1.25% as of September 30, 2017.

The Company recorded a provision for loan losses of $2.3 million for the quarter ended September 30, 2017 up from the $1.5 million provision for the loan losses recorded for the quarter ended June 30, 2017. The third quarter of 2017 provision included $1.0 million in general reserves for the potential impact from Hurricane Harvey and $1.0 million in specific reserves.

Net charge-offs were $811 thousand, or 0.03% of total loans, for the quarter ended September 30, 2017, compared with net charge-offs of $1.5 million, or 0.05% of total loans, for the quarter ended June 30, 2017.

Results of Operations – *Nine Months Ended September 30, 2017 compared with Nine Months Ended September 30, 2016*

Net income for the nine months ended September 30, 2017 was $31.5 million, compared with net loss of $3.5 million for the nine months ended September 30, 2016. Net income per diluted common share was $0.85 for the nine months ended September 30, 2017, compared with net loss per diluted common share of ($0.10) for the nine months ended September 30, 2016. The Company recorded a provision for loan losses of $10.0 million, which included $7.3 million in reserves on the energy portfolio. The provision for loan losses was $55.2 million for the same period in 2016, which included $42.2 million related to the energy portfolio. Net charge-offs were $2.8 million for the nine months ended September 30, 2017, compared with net charge-offs of $52.2 million for the nine months ended September 30, 2016, which included $50.9 million of energy loans.

Net interest income before provision for loan losses for the nine months ended September 30, 2017 was $104.2 million, an increase of $2.8 million, or 2.7%, compared with $101.4 million during the nine months ended September 30, 2016. The net interest margin for the nine months ended September 30, 2017 of 3.59%, compared with 3.74% for the nine months ended September 30, 2016.

Noninterest income for the nine months ended September 30, 2017 was $14.6 million, an increase of $2.6 million, or 21.3%, compared with $12.0 million for the nine months ended September 30, 2016. This increase was primarily due to a $2.5 million increase in customer service fees, a $1.1 million increase in gain on sale of guaranteed portion of loans and a $587 thousand increase in loan fees, offset by a $1.2 million net loss on loans held for sale.

Noninterest expense for the nine months ended September 30, 2017 was $60.5 million, a decrease of $3.0 million, or 4.8%, compared with $63.5 million for the nine months ended September 30, 2016. The decrease is primarily due to decreases of $2.1 million in real estate acquired by foreclosure and $1.2 million in loan related expenses and a $1.9 million favorable change in the reserve for unfunded commitments, offset by a $2.2 million increase in salaries and employee benefits.

Loans held for investment at September 30, 2017 were $3.1 billion, an increase of $24.1 million, or 0.8%, compared with $3.0 billion at September 30, 2016. Average loans held for investment decreased $116.8 million, or 3.7%, to $3.0 billion for the nine months ended September 30, 2017, compared with $3.2 billion for the same period in 2016. The resolution of energy and nonperforming loans during the period offset new loan production.

Deposits at September 30, 2017 were $3.4 billion, an increase of $92.4 million, or 2.8%, compared with September 30, 2016, primarily due to continued opportunities for our portfolio bankers to generate deposit growth within our target markets. Average deposits increased $214.2 million, or 6.8%, to $3.4 billion for the nine months ended September 30, 2017, compared with the same period of 2016. Average noninterest-bearing deposits for the nine months ended September 30, 2017 were $672.3 million, an increase of $73.2 million, or 12.2%, compared with the same period in 2016.

Non-GAAP Financial Measures

Green Bancorp's management uses certain non–GAAP (generally accepted accounting principles) financial measures to evaluate its performance. Specifically, Green Bancorp reviews tangible book value per common share, the tangible common equity to tangible assets ratio, the return on average tangible common equity ratio, allowance for loan losses less allowance for loan losses on acquired loans to total loans excluding acquired loans, allowance for loan losses plus acquired loans net discount to total loans adjusted for acquired loan net discount, and pre-tax, pre-provision return on average assets. Green Bancorp has included in this Earnings Release information related to these non-GAAP financial measures for the applicable periods presented. Please refer to the "Notes to Financial Highlights" at the end of this Earnings Release for a reconciliation of these non-GAAP financial measures.

Conference Call

As previously announced, Green Bancorp will hold a conference call today, October 25, 2017, to discuss its third quarter 2017 results at 5:00 p.m. (Eastern Time). The conference call can be accessed live over the phone by dialing 1-877-407-0789, or for international callers, 1-201-689-8562 and requesting to be joined to the Green Bancorp Third Quarter 2017 Earnings Conference Call. A replay will be available starting at 8:00 p.m. (Eastern Time) on October 25, 2017 and can be accessed by dialing 1-844-512-2921, or for international callers, 1-412-317-6671. The passcode for the replay is 13671475. The replay will be available until 11:59 p.m. (Eastern Time) on November 1, 2017.

Interested investors and other parties may also listen to a simultaneous webcast of the conference call by logging onto the investor relations section of the Company's website at investors.greenbank.com. The online replay will remain available for a limited time beginning immediately following the call.

To learn more about Green Bancorp, please visit the Company's website at www.greenbank.com. Green Bancorp uses its website as a channel of distribution for material Company information. Financial and other material information regarding Green Bancorp is routinely posted on the Company's website and is readily accessible.

About Green Bancorp, Inc.

Headquartered in Houston, Texas, Green Bancorp is a bank holding company that operates Green Bank in the Houston and Dallas metropolitan areas and Austin, Louisville and Honey Grove. Commercial-focused, Green Bank is a nationally chartered bank regulated by the Office of the Comptroller of the Currency, a division of the Department of the Treasury of the United States.

Forward Looking Statement

The information presented herein and in other documents filed with or furnished to the Securities and Exchange Commission (the "SEC"), in press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Green Bancorp's expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as "believe," "expect," "anticipate," "intend," "target," "estimate," "continue," "positions," "prospects" or "potential," by future conditional verbs such as "will," "would," "should," "could" or "may", or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements.

You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date such statements are made. These statements may relate to future financial performance, strategic plans or objectives, revenues or earnings projections, or other financial information. By their nature, these statements are subject to numerous uncertainties that could cause actual results to differ materially from those anticipated in the statements.

Statements about the expected timing, completion and effects of the proposed transactions and all other statements in this release other than historical facts constitute forward-looking statements.

In addition to factors previously disclosed in Green Bancorp's reports filed with the SEC and those identified elsewhere in this communication, the following factors among others, could cause actual results to differ materially from forward-looking statements: changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016
	(Dollars in thousands)				
Period End Balance Sheet Data:					
Cash and cash equivalents	$ 179,463	$ 134,995	$ 255,581	$ 389,007	$ 313,366
Securities	707,989	718,750	589,468	310,124	318,289
Other investments	22,443	26,002	19,057	18,649	18,621
Loans held for sale	17,673	18,030	17,350	23,989	38,934
Loans held for investment	3,071,761	3,123,355	3,012,275	3,098,220	3,047,618
Allowance for loan losses	(33,480)	(31,991)	(31,936)	(26,364)	(35,911)
Goodwill	85,291	85,291	85,291	85,291	85,291
Core deposit intangibles, net	8,835	9,215	9,595	9,975	10,356
Real estate acquired through foreclosure	802	921	1,356	5,220	2,801
Premises and equipment, net	29,733	30,108	30,604	25,674	26,164
Other assets	70,415	71,021	83,359	85,037	104,307
Total assets	$ 4,160,925	$ 4,185,697	$ 4,072,000	$ 4,024,822	$ 3,929,836
Noninterest-bearing deposits	$ 684,329	$ 683,656	$ 705,480	$ 650,064	$ 618,408
Interest-bearing transaction and savings deposits	1,383,514	1,324,307	1,404,988	1,359,187	1,304,547
Certificates and other time deposits	1,340,410	1,352,459	1,305,670	1,365,449	1,392,944
Total deposits	3,408,253	3,360,422	3,416,138	3,374,700	3,315,899
Securities sold under agreements to repurchase	5,867	5,221	4,316	3,493	2,855
Other borrowed funds	215,000	305,000	150,000	150,000	150,000
Subordinated debentures and subordinated notes	47,596	47,454	47,304	47,492	13,502
Other liabilities	21,898	15,859	16,954	18,655	21,365
Total liabilities	3,698,614	3,733,956	3,634,712	3,594,340	3,503,621
Shareholders' equity	462,311	451,741	437,288	430,482	426,215
Total liabilities and equity	$ 4,160,925	$ 4,185,697	$ 4,072,000	$ 4,024,822	$ 3,929,836

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

	For the Quarter Ended					For the Nine Months Ended	
	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016	Sep 30, 2017	Sep 30, 2016
	(Dollars in thousands)						
Income Statement Data:							
Interest income:							
Loans, including fees	$ 39,549	$ 38,476	$ 36,371	$ 36,469	$ 37,897	$ 114,396	$ 112,953
Securities	4,337	3,928	2,583	1,151	989	10,848	3,058
Other investments	221	197	188	184	199	606	577
Deposits in financial institutions and fed funds sold	432	331	409	522	347	1,172	630
Total interest income	44,539	42,932	39,551	38,326	39,432	127,022	117,218
Interest expense:							
Transaction and savings deposits	2,502	2,230	1,978	1,750	1,537	6,710	3,999
Certificates and other time deposits	4,042	3,786	3,607	3,766	3,791	11,435	10,256
Subordinated debentures and subordinated notes	1,059	1,051	1,041	456	246	3,151	726
Other borrowed funds	657	560	282	170	183	1,499	793
Total interest expense	8,260	7,627	6,908	6,142	5,757	22,795	15,774
Net interest income	36,279	35,305	32,643	32,184	33,675	104,227	101,444
Provision for loan losses	2,300	1,510	6,145	9,500	28,200	9,955	55,200
Net interest income after provision for loan losses	33,979	33,795	26,498	22,684	5,475	94,272	46,244
Noninterest income:							
Customer service fees	2,365	2,199	2,266	1,755	1,523	6,830	4,374
Loan fees	871	1,106	834	750	806	2,811	2,224
(Loss) gain on sale of available-for-sale securities, net	(332)	294	-	-	-	(38)	-
(Loss) gain on held for sale loans, net	(1,294)	222	(138)	(1,445)	-	(1,210)	41
Gain on sale of guaranteed portion of loans, net	1,302	878	1,927	379	968	4,107	2,964
Other	478	1,000	606	729	794	2,084	2,425
Total noninterest income	3,390	5,699	5,495	2,168	4,091	14,584	12,028
Noninterest expense:							
Salaries and employee benefits	12,487	12,653	12,406	11,804	11,925	37,546	35,365
Occupancy	2,080	2,048	1,997	2,060	2,194	6,125	6,259
Professional and regulatory fees	2,331	1,899	2,397	2,421	2,180	6,627	6,537
Data processing	924	995	908	1,023	921	2,827	2,836
Software license and maintenance	464	438	489	571	580	1,391	1,584
Marketing	154	163	199	232	283	516	882
Loan related	271	301	600	1,464	1,287	1,172	2,331
Real estate acquired by foreclosure, net	159	223	292	382	2,105	674	2,786
Other	1,197	891	1,551	996	1,908	3,639	4,965
Total noninterest expense	20,067	19,611	20,839	20,953	23,383	60,517	63,545
Income (loss) before income taxes	17,302	19,883	11,154	3,899	(13,817)	48,339	(5,273)
Provision (benefit) for income taxes	5,895	6,985	3,942	1,355	(4,831)	16,822	(1,757)
Net income (loss)	$ 11,407	$ 12,898	$ 7,212	$ 2,544	$ (8,986)	$ 31,517	$ (3,516)

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

	As of and For the Quarter Ended					As of and For the Nine Months Ended	
	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016	Sep 30, 2017	Sep 30, 2016
	(Dollars in thousands, except per share data)						
Per Share Data (Common Stock):							
Basic earnings (loss) per common share	$ 0.31	$ 0.35	$ 0.19	$ 0.07	$ (0.25)	$ 0.85	$ (0.10)
Diluted earnings (loss) per share	0.31	0.35	0.19	0.07	(0.25)	0.85	(0.10)
Book value per common share	12.46	12.20	11.81	11.64	11.62	12.46	11.62
Tangible book value per common share [1]	9.93	9.65	9.25	9.06	9.01	9.93	9.01
Common Stock Data:							
Shares outstanding at period end	37,096	37,035	37,015	36,988	36,683	37,096	36,683
Weighted average basic shares outstanding for the period	37,056	37,023	36,990	36,731	36,657	37,023	36,659
Weighted average diluted shares outstanding for the period	37,332	37,264	37,238	36,937	36,657	37,273	36,659
Selected Performance Metrics:							
Return on average assets [2]	1.10 %	1.26 %	0.73 %	0.25 %	(0.92)%	1.03 %	(0.12)%
Pre-tax, pre-provision return on average assets [1][2]	1.88	2.09	1.75	1.34	1.47	1.91	1.74
Return on average equity [2]	9.90	11.62	6.71	2.37	(8.23)	9.44	(1.07)
Return on average tangible common equity [1][2]	12.74	15.04	8.91	3.35	(10.25)	12.27	(1.06)
Efficiency ratio	50.59	47.83	54.64	60.99	61.92	50.94	56.00
Loans to deposits ratio	90.13	92.95	88.18	91.81	91.91	90.13	91.91
Noninterest expense to average assets [2]	1.93	1.92	2.10	2.10	2.39	1.98	2.22
Green Bancorp Capital Ratios:							
Average shareholders' equity to average total assets	11.1 %	10.9 %	10.8 %	10.8 %	11.2 %	10.9 %	11.5 %
Tier 1 capital to average assets (leverage)	9.5	9.3	9.1	9.1	9.1	9.5	9.1
Common equity tier 1 capital	10.6	10.1	10.0	9.7	9.5	10.6	9.5
Tier 1 capital to risk-weighted assets	11.0	10.5	10.4	10.1	9.8	11.0	9.8
Total capital to risk-weighted assets	12.9	12.4	12.3	11.8	10.9	12.9	10.9
Tangible common equity to tangible assets [1]	9.1	8.7	8.6	8.5	8.6	9.1	8.6
Green Bank Capital Ratios:							
Tier 1 capital to average assets (leverage)	10.1 %	9.6 %	9.1 %	9.0 %	9.0 %	10.1 %	9.0 %
Common equity tier 1 capital	11.8	10.9	10.4	10.0	9.7	11.8	9.7
Tier 1 capital to risk-weighted assets	11.8	10.9	10.4	10.0	9.7	11.8	9.7
Total capital to risk-weighted assets	12.6	11.7	11.2	10.8	10.7	12.6	10.7

[1] Refer to "Notes to Financial Highlights" at the end of this Earnings Release for a reconciliation of this non-GAAP financial measure.

[2] Annualized ratio.

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

	For the Quarter Ended								
	September 30, 2017			June 30, 2017			September 30, 2016		
	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate
				(Dollars in thousands)					
Assets									
Interest-Earning Assets:									
Loans	$ 3,071,039	$ 39,549	5.11 %	$ 3,072,674	$ 38,476	5.02 %	$ 3,161,987	$ 37,897	4.77 %
Securities	712,431	4,337	2.42	678,886	3,928	2.32	249,174	989	1.58
Other investments	26,009	221	3.37	22,932	197	3.45	18,593	199	4.26
Interest earning deposits in financial institutions and federal funds sold	134,868	432	1.27	124,663	331	1.06	269,541	347	0.51
Total interest-earning assets	3,944,347	44,539	4.48 %	3,899,155	42,932	4.42 %	3,699,295	39,432	4.24 %
Allowance for loan losses	(32,395)			(32,036)			(47,534)		
Noninterest-earning assets	219,754			229,267			242,366		
Total assets	$ 4,131,706			$ 4,096,386			$ 3,894,127		
Liabilities and Shareholders' Equity									
Interest-bearing liabilities:									
Interest-bearing demand and savings deposits	$ 1,349,701	$ 2,502	0.74 %	$ 1,361,929	$ 2,230	0.66 %	$ 1,253,333	$ 1,537	0.49 %
Certificates and other time deposits	1,343,732	4,042	1.19	1,309,477	3,786	1.16	1,409,269	3,791	1.07
Securities sold under agreements to repurchase	5,943	2	0.13	4,457	2	0.18	3,158	1	0.13
Other borrowed funds	227,936	655	1.14	217,896	558	1.03	150,000	182	0.48
Subordinated debentures and subordinated notes	47,531	1,059	8.84	47,376	1,051	8.90	13,451	246	7.28
Total interest-bearing liabilities	2,974,843	8,260	1.10 %	2,941,135	7,627	1.04 %	2,829,211	5,757	0.81 %
Noninterest-bearing liabilities:									
Noninterest-bearing demand deposits	679,851			692,379			609,553		
Other liabilities	19,709			17,538			20,743		
Total liabilities	3,674,403			3,651,052			3,459,507		
Shareholders' equity	457,303			445,334			434,620		
Total liabilities and shareholders' equity	$ 4,131,706			$ 4,096,386			$ 3,894,127		
Net interest rate spread			3.38 %			3.38 %			3.43 %
Net interest income and margin[1]		$ 36,279	3.65 %		$ 35,305	3.63 %		$ 33,675	3.62 %

---

[1]   Net interest margin is equal to net interest income divided by interest-earning assets.

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

| | For the Nine Months Ended September 30, | | | | | |
| | 2017 | | | 2016 | | |
	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate
			(Dollars in thousands)			
Assets						
Interest-Earning Assets:						
Loans	$ 3,059,750	$ 114,396	5.00 %	$ 3,158,391	$ 112,953	4.78 %
Securities	654,913	10,848	2.21	276,252	3,058	1.48
Other investments	22,642	606	3.58	21,865	577	3.52
Interest earning deposits in financial institutions and federal funds sold	148,461	1,172	1.06	163,459	630	0.51
Total interest-earning assets	3,885,766	127,022	4.37 %	3,619,967	117,218	4.33 %
Allowance for loan losses	(30,717)			(40,902)		
Noninterest-earning assets	226,984			243,657		
Total assets	$ 4,082,033			$ 3,822,722		
Liabilities and Shareholders' Equity						
Interest-bearing liabilities:						
Interest-bearing demand and savings deposits	$ 1,364,649	$ 6,710	0.66 %	$ 1,157,704	$ 3,999	0.46 %
Certificates and other time deposits	1,326,247	11,435	1.15	1,392,152	10,256	0.98
Securities sold under agreements to repurchase	4,640	5	0.14	3,651	4	0.15
Other borrowed funds	202,449	1,494	0.99	198,693	789	0.53
Subordinated debentures	47,486	3,151	8.87	13,347	726	7.27
Total interest-bearing liabilities	2,945,471	22,795	1.03 %	2,765,547	15,774	0.76 %
Noninterest-bearing liabilities:						
Noninterest-bearing demand deposits	672,278			599,120		
Other liabilities	18,094			18,062		
Total liabilities	3,635,843			3,382,729		
Shareholders' equity	446,190			439,993		
Total liabilities and shareholders' equity	$ 4,082,033			$ 3,822,722		
Net interest rate spread			3.34 %			3.57 %
Net interest income and margin[1]		$ 104,227	3.59 %		$ 101,444	3.74 %

[1]   Net interest margin is equal to net interest income divided by interest-earning assets.

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

Yield Trend

	For the Quarter Ended				
	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016
Average yield on interest-earning assets:					
Loans, including fees	5.11 %	5.02 %	4.86 %	4.71 %	4.77 %
Securities	2.42	2.32	1.83	1.45	1.58
Other investments	3.37	3.45	4.03	3.93	4.26
Interest-earning deposits in financial institutions and federal funds sold	1.27	1.06	0.89	0.58	0.51
Total interest-earning assets	4.48 %	4.42 %	4.21 %	4.05 %	4.24 %
Average rate on interest-bearing liabilities:					
Interest bearing transaction and savings	0.74 %	0.66 %	0.58 %	0.52 %	0.49 %
Certificates and other time deposits	1.19	1.16	1.10	1.08	1.07
Other borrowed funds	1.11	1.01	0.70	0.44	0.48
Subordinated debentures	8.84	8.90	8.88	8.10	7.28
Total interest-bearing liabilities	1.10 %	1.04 %	0.96 %	0.85 %	0.81 %
Net interest rate spread	3.38 %	3.38 %	3.25 %	3.20 %	3.43 %
Net interest margin [1]	3.65 %	3.63 %	3.47 %	3.40 %	3.62 %

[1] Net interest margin is equal to net interest income divided by interest-earning assets.

Supplemental Yield Trend

	For the Quarter Ended				
	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016
Average yield on loans, excluding fees and discounts [2]	4.69 %	4.59 %	4.42 %	4.29 %	4.20 %
Average cost of interest-bearing deposits	0.96	0.90	0.84	0.81	0.80
Average cost of total deposits, including noninterest-bearing	0.77	0.72	0.68	0.66	0.65

[2] Average yield on loans, excluding fees and discounts, is equal to loan interest income divided by average loan principal.

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

Portfolio Composition

	Sep 30, 2017		Jun 30, 2017		Mar 31, 2017		Dec 31, 2016		Sep 30, 2016	
					(Dollars in thousands)					
Period End Balances										
Commercial & industrial	$ 1,148,850	37.4 %	$ 1,144,332	36.6 %	$ 1,012,982	33.6 %	$ 1,053,925	34.0 %	$ 1,004,414	33.0 %
Real Estate:										
Owner occupied commercial	408,398	13.3	407,317	13.0	415,595	13.8	394,210	12.7	387,032	12.7
Commercial	1,068,742	34.8	1,109,237	35.5	1,129,031	37.5	1,143,751	36.9	1,109,642	36.4
Construction, land & land development	193,856	6.3	201,992	6.5	201,946	6.7	249,704	8.1	278,323	9.1
Residential mortgage	235,089	7.7	239,834	7.7	241,839	8.0	245,191	7.9	256,840	8.4
Consumer and Other	16,826	0.5	20,643	0.7	10,882	0.4	11,439	0.4	11,367	0.4
Total loans held for investment	$ 3,071,761	100.0 %	$ 3,123,355	100.0 %	$ 3,012,275	100.0 %	$ 3,098,220	100.0 %	$ 3,047,618	100.0 %
Deposits:										
Noninterest-bearing	$ 684,329	20.1 %	$ 683,656	20.3 %	$ 705,480	20.7 %	$ 650,064	19.3 %	$ 618,408	18.6 %
Interest-bearing transaction	201,860	5.9	207,106	6.2	208,213	6.1	168,994	5.0	171,457	5.2
Money market	1,085,433	31.9	1,016,453	30.3	1,089,699	31.9	1,084,350	32.1	1,019,901	30.8
Savings	96,221	2.8	100,748	3.0	107,076	3.1	105,843	3.1	113,189	3.4
Certificates and other time deposits	1,340,410	39.3	1,352,459	40.2	1,305,670	38.2	1,365,449	40.5	1,392,944	42.0
Total deposits	$ 3,408,253	100.0 %	$ 3,360,422	100.0 %	$ 3,416,138	100.0 %	$ 3,374,700	100.0 %	$ 3,315,899	100.0 %
Loan to Deposit Ratio	90.1 %		92.9 %		88.2 %		91.8 %		91.9 %	

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

Asset Quality

	As of and for the Quarter Ended					As of and for the Nine Months Ended	
	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016	Sep 30, 2017	Sep 30, 2016
	(Dollars in thousands)						
Nonperforming Assets:							
Nonaccrual loans	$ 43,656	$ 43,257	$ 59,338	$ 66,673	$ 84,491	$ 43,656	$ 84,491
Accruing loans 90 or more days past due	4,828	2,651	5,500	1,169	3,664	4,828	3,664
Restructured loans—nonaccrual	10,555	19,362	10,276	10,133	8,961	10,555	8,961
Restructured loans—accrual	18,251	7,637	11,068	16,518	5,378	18,251	5,378
Total nonperforming loans	77,290	72,907	86,182	94,493	102,494	77,290	102,494
Nonperforming loans held for sale	14,552	1,700	-	6,598	24,773	14,552	24,773
Real estate acquired through foreclosure	802	921	1,356	5,220	2,801	802	2,801
Total nonperforming assets	$ 92,644	$ 75,528	$ 87,538	$ 106,311	$ 130,068	$ 92,644	$ 130,068
Charge-offs:							
Commercial and industrial	$ (840)	$ (466)	$ (1,312)	$ (17,378)	$ (37,789)	$ (2,618)	$ (51,005)
Owner occupied commercial real estate	-	(961)	-	(250)	(978)	(961)	(1,155)
Commercial real estate	-	-	-	-	(492)	-	(492)
Construction, land & land development	-	-	(95)	(1,631)	-	(95)	-
Residential mortgage	-	-	-	(30)	(512)	-	(518)
Other consumer	(10)	(126)	(8)	(15)	(54)	(144)	(111)
Total charge-offs	(850)	(1,553)	(1,415)	(19,304)	(39,825)	(3,818)	(53,281)
Recoveries:							
Commercial and industrial	$ 12	$ 73	$ 585	$ 206	$ 37	$ 670	$ 794
Owner occupied commercial real estate	-	-	4	-	17	4	17
Commercial real estate	4	3	-	-	-	7	-
Construction, land & land development	1	-	74	5	6	75	79
Residential mortgage	21	16	57	33	45	94	122
Other consumer	1	6	122	13	11	129	33
Total recoveries	39	98	842	257	116	979	1,045
Net (charge-offs) recoveries	$ (811)	$ (1,455)	$ (573)	$ (19,047)	$ (39,709)	$ (2,839)	$ (52,236)
Allowance for loan losses at end of period	$ 33,480	$ 31,991	$ 31,936	$ 26,364	$ 35,911	$ 33,480	$ 35,911
Asset Quality Ratios:							
Nonperforming assets to total assets	2.23 %	1.80 %	2.15 %	2.64 %	3.31 %	2.23 %	3.31 %
Nonperforming loans to total loans	2.52	2.33	2.86	3.05	3.36	2.52	3.36
Total classified assets to total regulatory capital	32.21	28.70	38.00	39.09	54.12	32.21	54.12
Allowance for loan losses to total loans	1.09	1.02	1.06	0.85	1.18	1.09	1.18
Net charge-offs (recoveries) to average loans outstanding	0.03	0.05	0.02	0.63	1.26	0.09	1.65

Green Bancorp, Inc.
Notes to Financial Highlights
(Unaudited)

We identify certain financial measures discussed in this release as being "non-GAAP financial measures." In accordance with the SEC's rules, we classify a financial measure as being a non-GAAP financial measure if that financial measure excludes or includes amounts, or is subject to adjustments that have the effect of excluding or including amounts, that are included or excluded, as the case may be, in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles as in effect from time to time in the United States in our statements of income, balance sheet or statements of cash flows. Non-GAAP financial measures do not include operating and other statistical measures or ratios or statistical measures calculated using exclusively either financial measures calculated in accordance with GAAP, operating measures or other measures that are not non-GAAP financial measures or both.

The non-GAAP financial measures that we discuss in this release should not be considered in isolation or as a substitute for the most directly comparable or other financial measures calculated in accordance with GAAP. Moreover, the manner in which we calculate the non-GAAP financial measures that we discuss in this release may differ from that of other companies reporting measures with similar names. You should understand how such other banking organizations calculate their financial measures similar or with names similar to the non-GAAP financial measures we have discussed in this release when comparing such non-GAAP financial measures.

Tangible Book Value Per Common Share. Tangible book value is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. We calculate: (a) tangible common equity as shareholders' equity less goodwill and core deposit intangibles, net of accumulated amortization; and (b) tangible book value per common share as tangible common equity (as described in clause (a)) divided by shares of common stock outstanding. For tangible book value, the most directly comparable financial measure calculated in accordance with GAAP is our book value.

We believe that this measure is important to many investors in the marketplace who are interested in changes from period to period in book value per common share exclusive of changes in intangible assets. Goodwill and other intangible assets have the effect of increasing total book value while not increasing our tangible book value.

The following table reconciles, as of the dates set forth below, total shareholders' equity to tangible common equity and presents our tangible book value per common share compared with our book value per common share:

	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016
	(Dollars in thousands, except per share data)				
Tangible Common Equity					
Total shareholders' equity	$ 462,311	$ 451,741	$ 437,288	$ 430,482	$ 426,215
Adjustments:					
Goodwill	85,291	85,291	85,291	85,291	85,291
Core deposit intangibles	8,835	9,215	9,595	9,975	10,356
Tangible common equity	$ 368,185	$ 357,235	$ 342,402	$ 335,216	$ 330,568
Common shares outstanding [1]	37,096	37,035	37,015	36,988	36,683
Book value per common share [1]	$ 12.46	$ 12.20	$ 11.81	$ 11.64	$ 11.62
Tangible book value per common share [1]	$ 9.93	$ 9.65	$ 9.25	$ 9.06	$ 9.01

---

[1]   Excludes the dilutive effect of common stock issuable upon exercise of outstanding stock options. The number of exercisable options outstanding was 467,257 as of Sep 30, 2017; 465,281 as of Jun 30, 2017; 472,653 as of Mar 31, 2017; 493,241 as of Dec 31, 2016; and 792,619 as of Sep 30, 2016.

Green Bancorp, Inc.
Notes to Financial Highlights
(Unaudited)

Tangible Common Equity to Tangible Assets. Tangible common equity to tangible assets is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. We calculate: (a) tangible common equity as shareholders' equity less goodwill and core deposit intangibles, net of accumulated amortization; (b) tangible assets as total assets less goodwill and core deposit intangibles, net of accumulated amortization; and (c) tangible common equity to tangible assets as tangible common equity (as described in clause (a)) divided by tangible assets (as described in clause (b)). For common equity to tangible assets, the most directly comparable financial measure calculated in accordance with GAAP is total shareholders' equity to total assets.

We believe that this measure is important to many investors in the marketplace who are interested in the relative changes from period to period in common equity and total assets, each exclusive of changes in intangible assets. Goodwill and other intangible assets have the effect of increasing both total shareholders' equity and assets while not increasing our tangible common equity or tangible assets.

The following table reconciles, as of the dates set forth below, total shareholders' equity to tangible common equity and total assets to tangible assets and presents our tangible common equity to tangible assets:

	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016
	(Dollars in thousands)				
Tangible Common Equity					
Total shareholders' equity	$ 462,311	$ 451,741	$ 437,288	$ 430,482	$ 426,215
Adjustments:					
Goodwill	85,291	85,291	85,291	85,291	85,291
Core deposit intangibles	8,835	9,215	9,595	9,975	10,356
Tangible common equity	$ 368,185	$ 357,235	$ 342,402	$ 335,216	$ 330,568
Tangible Assets					
Total assets	$ 4,160,925	$ 4,185,697	$ 4,072,000	$ 4,024,822	$ 3,929,836
Adjustments:					
Goodwill	85,291	85,291	85,291	85,291	85,291
Core deposit intangibles	8,835	9,215	9,595	9,975	10,356
Tangible assets	$ 4,066,799	$ 4,091,191	$ 3,977,114	$ 3,929,556	$ 3,834,189
Tangible Common Equity to Tangible Assets	9.05 %	8.73 %	8.61 %	8.53 %	8.62 %

Green Bancorp, Inc.
Notes to Financial Highlights
(Unaudited)

Return on Average Tangible Common Equity. Return on average tangible common equity is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. We calculate: (a) average tangible common equity as average shareholders' equity less average goodwill and average core deposit intangibles, net of accumulated amortization; (b) net income less the effect of intangible assets as net income plus amortization of core deposit intangibles, net of taxes; and (c) return (as described in clause (a)) divided by average tangible common equity (as described in clause (b)). For return on average tangible common equity, the most directly comparable financial measure calculated in accordance with GAAP is return on average equity.

We believe that this measure is important to many investors in the marketplace who are interested in the return on common equity, exclusive of the impact of intangible assets. Goodwill and other intangible assets, including core deposit intangibles, have the effect of increasing total shareholders' equity, while not increasing our tangible common equity. This measure is particularly relevant to acquisitive institutions who may have higher balances in goodwill and other intangible assets than non-acquisitive institutions.

The following table reconciles, as of the dates set forth below, average tangible common equity to average common equity and net income excluding amortization of core deposit intangibles, net of tax to net income and presents our return on average tangible common equity:

	For the Quarter Ended					For the Nine Months Ended	
	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016	Sep 30, 2017	Sep 30, 2016
	(Dollars in thousands)						
Net income (loss) adjusted for amortization of core deposit intangibles							
Net income (loss)	$ 11,407	$ 12,898	$ 7,212	$ 2,544	$ (8,986)	$ 31,517	$ (3,516)
Adjustments:							
Plus: Amortization of core deposit intangibles	380	380	380	382	402	1,140	1,205
Less: Tax benefit at the statutory rate	133	133	133	134	141	399	422
Net income (loss) adjusted for amortization of core deposit intangibles	$ 11,654	$ 13,145	$ 7,459	$ 2,792	$ (8,725)	$ 32,258	$ (2,733)
Average Tangible Common Equity							
Total average shareholders' equity	$ 457,303	$ 445,334	$ 435,695	$ 427,550	$ 434,620	$ 446,190	$ 439,993
Adjustments:							
Average goodwill	85,291	85,291	85,291	85,291	85,291	85,291	85,290
Average core deposit intangibles	9,065	9,461	9,844	10,223	10,618	9,454	11,018
Average tangible common equity	$ 362,947	$ 350,582	$ 340,560	$ 332,036	$ 338,711	$ 351,445	$ 343,685
Return on Average Tangible Common Equity (Annualized)	12.74 %	15.04 %	8.91 %	3.35 %	(10.25)%	12.27 %	(1.06)%

Green Bancorp, Inc.
Notes to Financial Highlights
(Unaudited)

Allowance for Loan Losses less Allowance for Loan Losses on Acquired Loans to Total Loans excluding Acquired Loans. The allowance for loan losses less allowance for loan losses on acquired loans to total loans excluding acquired loans is a non-GAAP measure used by management to evaluate the Company's financial condition. Due to the application of purchase accounting, we use this non-GAAP ratio that excludes that impact of these items to evaluate our allowance for loan losses to total loans. We calculate: (a) total allowance for loan losses less allowance for loan losses on acquired loans as allowance for loan losses less the allowance for loan losses on acquired loans; (b) total loans excluding acquired loans as total loans less the carrying value of acquired loans accounted for under ASC topics 310-20 and 310-30; and (c) allowance for loan losses less allowance for loan losses on acquired loans to total loans excluding acquired loans as the allowance for loan losses less allowance for loan losses on acquired loans (as calculated in clause (a)) divided by total loans excluding acquired loans (as calculated in clause (b)). For allowance for loan losses less allowance for loan losses on acquired loans to total loans excluding acquired loans, the most directly comparable financial measure calculated in accordance with GAAP is allowance for loan losses to total loans.

We believe that this measure is important to many investors in the marketplace who are interested in the relative changes from period to period in the allowance for loan losses less allowance for loan losses on acquired loans to total loans excluding acquired loans. The acquired loans may have a premium or discount associated with them that includes a potential credit loss component with similar characteristics to the allowance for loan losses. This measure reports the allowance for loan loss coverage to only those loans not accounted for pursuant to ASC topics 310-20 and 310-30 which may assist the investor in evaluating the allowance coverage of loans excluding acquired loans.

The following table reconciles, as of the dates set forth below, allowance for loan losses less allowance for loan losses on acquired loans to total loans excluding acquired loans:

	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016
	(Dollars in thousands)				
Allowance for loan losses less allowance for loan losses on acquired loans					
Allowance for loan losses	$ 33,480	$ 31,991	$ 31,936	$ 26,364	$ 35,911
Less: Allowance for loan losses on acquired loans	1,326	1,462	2,825	2,509	5,235
Total allowance for loan losses less allowance for loan losses on acquired loans	$ 32,154	$ 30,529	$ 29,111	$ 23,855	$ 30,676
Total loans excluding acquired loans					
Total loans	$ 3,071,761	$ 3,123,355	$ 3,012,275	$ 3,098,220	$ 3,047,618
Less: Carrying value of acquired loans accounted for under ASC Topics 310-20 and 310-30	586,522	646,601	730,064	796,292	895,559
Total loans excluding acquired loans	$ 2,485,239	$ 2,476,754	$ 2,282,211	$ 2,301,928	$ 2,152,059
Allowance for loan losses less allowance for loan losses on acquired loans to total loans excluding acquired loans	1.29 %	1.23 %	1.28 %	1.04 %	1.43 %

Green Bancorp, Inc.
Notes to Financial Highlights
(Unaudited)

Allowance for Loan Losses plus Acquired Loan Net Discount to Total Loans adjusted for Acquired Loan Net Discount. Allowance for loan losses plus acquired loan net discount to total loans adjusted for acquired loan net discount is a non-GAAP measure used by management to evaluate the Company's financial condition. We calculate: (a) allowance for loan losses plus acquired loan net discount as allowance for loan losses plus acquired loan net discount, net of accumulated amortization; (b) total loans adjusted for acquired loan net discount as total loans plus acquired loan net discount, net of accumulated amortization; and (c) allowance for loan losses plus acquired loan net discount to total loans adjusted for acquired loan net discount as allowance for loan losses plus acquired loan net discount (as calculated in clause (a)) divided by total loans adjusted for acquired loan net discount (as calculated in clause (b)). For allowance for loan losses to total loans excluding acquired loans, the most directly comparable financial measure calculated in accordance with GAAP is allowance for loan losses to total loans.

We believe that this measure is important to many investors in the marketplace who are interested in the relative changes from period to period in the allowance for loan losses plus the acquired loan net discount to total loans adjusted for the acquired loan net discount. This measure reports the combined allowance for loan loss and acquired loan net discount (or premium) as a percentage of loans inclusive of the acquired loan net discount (or premium) which may assist the investor in evaluating allowance coverage on loans inclusive of additional discount or premium resulting from purchase accounting adjustments.

The following table reconciles, as of the dates set forth below, allowance for loan losses plus acquired loans net discount to total loans adjusted for acquired loan net discount:

	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016
	(Dollars in thousands)				
Allowance for loan losses plus acquired loan net discount					
Allowance for loan losses at end of period	$ 33,480	$ 31,991	$ 31,936	$ 26,364	$ 35,911
Plus: Net discount on acquired loans	5,112	6,240	7,314	9,937	13,698
Total allowance plus acquired loan net discount	$ 38,592	$ 38,231	$ 39,250	$ 36,301	$ 49,609
Total loans adjusted for acquired loan net discount					
Total loans	$ 3,071,761	$ 3,123,355	$ 3,012,275	$ 3,098,220	$ 3,047,618
Plus: Net discount on acquired loans	5,112	6,240	7,314	9,937	13,698
Total loans adjusted for acquired loan net discount	$ 3,076,873	$ 3,129,595	$ 3,019,589	$ 3,108,157	$ 3,061,316
Allowance for loan losses plus acquired loan net discount loans to total loans adjusted for acquired loan net discount	1.25 %	1.22 %	1.30 %	1.17 %	1.62 %

Green Bancorp, Inc.
Notes to Financial Highlights
(Unaudited)

Pre-tax, Pre-provision Return on Average Assets. Pre-tax, pre-provision return on average assets is a non-GAAP measure used by management to evaluate the Company's financial performance. We calculate: (a) pre-tax, pre-provision net income as net income (loss) plus provision (benefit) for income taxes, plus provision for loan losses and (b) return (as described in clause (a)) divided by total average assets. For pre-tax, pre-provision net income, the most directly comparable financial measure calculated in accordance with GAAP is net income and for pre-tax, pre-provision return on average assets is return on average assets.

We believe that this measure is important to many investors in the marketplace who are interested in understanding the operating performance of the company before provision for loan losses, which can vary from quarter to quarter, and income taxes.

The following table reconciles, as of the dates set forth below, pre-tax, pre-provision return on average assets:

	For the Quarter Ended					For the Nine Months Ended	
	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016	Sep 30, 2017	Sep 30, 2016
	(Dollars in thousands)						
Pre-Tax, Pre-Provision Net Income							
Net Income (loss)	$ 11,407	$ 12,898	$ 7,212	$ 2,544	$ (8,986)	$ 31,517	$ (3,516)
Plus: Provision (benefit) for income taxes	5,895	6,985	3,942	1,355	(4,831)	16,822	(1,757)
Plus: Provision for loan losses	2,300	1,510	6,145	9,500	28,200	9,955	55,200
Total pre-tax, pre-provision net income	$ 19,602	$ 21,393	$ 17,299	$ 13,399	$ 14,383	$ 58,294	$ 49,927
Total Average Assets	$ 4,131,706	$ 4,096,386	$ 4,016,744	$ 3,974,244	$ 3,894,127	$ 4,082,033	$ 3,822,722
Pre-Tax, Pre-Provision Return on Average Assets (Annualized)	1.88 %	2.09 %	1.75 %	1.34 %	1.47 %	1.91 %	1.74 %